Filed by ViroLogic, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: ACLARA BioSciences, Inc.
Commission File No. 000-29975

In connection with the merger, ViroLogic, Inc. (“ViroLogic”) will file with the Securities and Exchange Commission a registration statement on Form S-4. The registration statement will include a joint proxy statement of ACLARA BioSciences, Inc. (“ACLARA”) and ViroLogic for a meeting of ACLARA’s stockholders to consider and vote upon the proposed merger and for a meeting of ViroLogic’s stockholders to consider and vote upon the issuance of shares of ViroLogic in the proposed merger and an amendment to ViroLogic’s certificate of incorporation. The registration statement will also serve as a prospectus of ViroLogic with respect to the shares and contingent value rights of ViroLogic to be distributed to stockholders of ACLARA pursuant to the merger.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT VIROLOGIC, ACLARA, THE MERGER AND RELATED MATTERS.

Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by the companies at the SEC’s web site at http://www.sec.gov.

In addition to the joint proxy statement/prospectus, both ViroLogic and ACLARA file annual, quarterly and special reports, proxy statements, registration statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by ViroLogic or ACLARA at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. ViroLogic’s and ACLARA’s filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

ViroLogic, ACLARA and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of ViroLogic and ACLARA with respect to the transactions contemplated by the merger agreement. A description of any interests that ViroLogic’s or ACLARA’s directors and executive officers have in the proposed merger will be available in the joint proxy statement/prospectus. Information regarding ViroLogic’s officers and directors is included in ViroLogic’s 10-K/A filed with the Securities and Exchange Commission on April 23, 2004. Information regarding ACLARA’s officers and directors is included in ACLARA’s 10-K/A filed with the Securities and Exchange Commission on April 29, 2004.

Beginning June 2, 2004, ViroLogic and ACLARA may make presentations to certain investors. Attached are the slides that may be used in such presentations to investors:

ViroLogic and ACLARA Merger Presentation

During the course of this presentation we will state our beliefs and make projections and other forward-looking statements regarding future events and the future financial performance of both ViroLogic and ACLARA, including statements relating to revenue growth, expectations of testing products and actions designed to continue the growth of patient testing revenue, anticipation of cash resources upon the completion of the merger, the ability of the combined companies to create a leader in molecular diagnostics for personalized medicine in oncology and infectious disease, the size of the oncology testing opportunity and the approval of new targeted therapeutics requiring individual patient testing, and the timing of completion and the likelihood of stockholder approval of the merger. We wish to caution you that such statements are just predictions and subject to risks and uncertainties and other factors that may cause actual events or results to differ materially. These risks and uncertainties include, but are not limited to: risks related to the inability to obtain, or meet conditions imposed for, governmental and other approvals of the merger, including approval by stockholders of the companies; the risk that the ViroLogic and ACLARA businesses will not be integrated successfully; risks related to any uncertainty surrounding the merger, and the costs related to the merger; the risks that the Companies' products may not perform in the same manner as indicated in this discussion; whether the combined company successfully conducts clinical trials and successfully introduces new products; risks related to the commercialization of ACLARA's eTag assay system; risks related to the implementation of ViroLogic's distribution agreement with Quest; whether others introduce competitive products; the risk that the combined company's products for patient testing may not continue to be accepted or that increased demand from drug development partners may not develop as anticipated; the risk that the combined company may not continue to realize anticipated benefits from its cost-cutting measures; the timing of pharmaceutical company clinical trials; whether payors will authorize reimbursement for its products; whether the FDA or any other agency will decide to regulate the combined company's products or services; whether the combined company will encounter problems or delays in automating its processes; whether intellectual property underlying the ViroLogic's PhenoSense technology and ACLARA's eTag System is adequate; the ultimate validity and enforceability of the companies' patent applications and patents; the possible infringement of the intellectual property of others and whether licenses to third party technology will be available; and whether the combined company is able to build brand loyalty and expand revenues. We refer you to ViroLogic's and ACLARA's publicly filed SEC disclosure documents, including our most recently filed Forms 10-Q, for a detailed description of the risk factors affecting our businesses and other important factors that could cause our actual results to differ materially from our projections and other forward-looking statements. Safe Harbor Statement

Other Information Investors and security holders are advised to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus when available and other documents filed by ViroLogic and ACLARA at the Securities and Exchange Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained, when available, from ViroLogic by directing such request to ViroLogic Investor Relations. The joint proxy statement/prospectus and such other documents may also be obtained, when available, from ACLARA by directing such request to ACLARA Investor Relations. ViroLogic, ACLARA and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of ViroLogic and ACLARA with respect to the transactions contemplated by the merger agreement. A description of any interests that ViroLogic's or ACLARA's directors and executive officers have in the proposed merger will be available in the joint proxy statement/prospectus. Information regarding ViroLogic officers and directors is included in ViroLogic's 10-K/A filed with the Securities and Exchange Commission on April 23, 2004. Information regarding ACLARA's officers and directors is included in ACLARA's 10-K/A filed with the Securities and Exchange Commission on April 29, 2004. These materials are available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from ViroLogic and ACLARA.

Compelling Combination ViroLogic: Leader in infectious disease testing Commercial/operational experience & infrastructure Growing revenues Pharma relationships ACLARA: Proprietary eTag(tm) Assay System: next generation cancer dx platform Financial strength Expanded Market Opportunity: New cases/year HIV: 40k Cancer: >1M

Create Leader in Molecular Diagnostics for Personalized Medicine Leverage existing infrastructure Capitalize on the advent of personalized medicine in cancer Develop new products for cancer drug development & patient testing

The Problem & Promise Targeted therapies coming from genomics revolution 5 approved and more coming Potential breakthrough from traditional chemotherapy Only work on select portion of population Which patient gets treated with which drug and when Not enough time or $$$ to try them all Can we predict who will respond? This is the promise of personalized medicine for cancer Capitalize on the advent of personalized medicine in cancer

Parallels to HIV Deadly disease with limited time for drug experimentation per patient Targeted drugs developed as specific patient differences became evident Combination therapies (cocktail approach) emerged to treat highly heterogeneous disease RESULT: disease management and longer life This is personalized medicine for HIV treatment

Why ViroLogic and ACLARA Cancer therapy development similar to evolution of HIV therapy Heterogeneous disease Targeted drugs Patient specific response Resistance can develop over time Testing will facilitate combination therapies (cocktail approach) potential Combine eTag System with successful business and technical infrastructure Creation of industry powerhouse for personalized medicine

Product Development Proven track record of product innovation Operations Scalable CLIA-licensed lab (high-throughput, automated, complex assays) Established quality systems and customized data analysis/reporting Sales and Marketing Established distribution channels Scientific credibility with physicians Relationships with pharmaceutical companies Reimbursement Expertise in healthcare billing Broad nationwide coverage with payors Leverage existing infrastructure ViroLogic's Extensive Experience & Infrastructure

Leading Provider of HIV Testing A direct, quantitative measure of drug resistance in an infected patient (list price: $955) Genotypic testing looks for genetic mutations, or changes, in HIV that may be associated with drug resistance (list price: $495) A combination of genotypic and phenotypic tests which provides a comprehensive look at resistance (list price: $1,210) A unique measure of viral fitness offered only by ViroLogic

HIV Business Growing Continued growth of resistance testing Continued growth of VLGC Market Share Popularity of combination products (higher value) Increased number of late stage patients New product development (Tropism, Replication Capacity, Screening/ monitoring assays, etc.) International expansion opportunity Large pipeline of new drugs in development

More Drugs in Pipeline = More Testing Demand Status Status Status HIV Drugs in Development: # drugs Ph.III Ph.I/II Pre-Clin. Entry/Attachment Inhibitors 24 - 10 14 RT Inhibitors 11 - 6 5 NNRTI 17 - 5 12 Protease Inhibitors 10 2 3 5 Total: 62 2 24 36 19 HIV therapies already approved and on the market

Cancer - Huge New Opportunity Develop New Products for Cancer Testing Market: 1.1M new solid tumor cancer patients each year 700K solid tumors in lung, breast, colon, prostate > 400K receive drug therapy 5 new targeted drugs only work on ~10%-20% of patients Very expensive Problem: Which patient gets treated with which drug? Too expensive and no time to try them all Can we predict who will respond?

The Problem with Targeted Cancer Drugs Effective on ~10-20% of patients But we don't know which 10%-20% So have to treat all 10 and only help 1 Toxicity and Cost Good Response

eTag System: Powerful Platform for Molecular Diagnostics Solution phase gene and protein assays Only technique to measure protein complexes in standard formalin-fixed paraffin-embedded samples Specific, sensitive and quantitative Easy read-out from capillary electrophoresis

Approved Targeted Cancer Drugs Drug Pathway Avastin(tm) VEGF Erbitux(tm) EGFR Gleevec(r) BCR-ABL Herceptin(r) HER2 Iressa(r) EGFR ALL projected to be ~$1 billion drugs

eTag Assay Development Underway Initial new product focus: EGFR pathway Assays currently in use in drug development CLIA patient testing format under development VEGFR, IGFR, PDGFR pathway assays Leverage multiple overlaps in pathways Build understanding of pathway networks Develop data on resistance mechanisms over time Ongoing discussions for Pharma collaborations

eTag Measures Key Drug Targets



C-kit
EGFR Family
VEGFR
PDGFR
Gleevec
SU11248
Herceptin
2C4
MDX-210
IMC-C225
ABX-EGF
ZD1839/Iressa
OSI-744/Tarceva
MDX-447
EMD 72000
GW2016
CI-1033
EKB-569
RH3
SU5416
SU11248
PTK787
PD173074
SU6668
ZD6474
ZD4190
CP564959
GW2286
Avastin
IMC-1C11
DC101
Gleevec
SU11248
c-Cbl
Shc
Grb2
Sos
PLCγ
Src
PKC
FAK
Stat1,3,5
ISIS 3521
CGP41251
Bryostatin-1
UCN-01
LY333531
ISIS 2503
R115777
SCH66336
BMS214662
Ras
ISIS 5132
L-779,450
BAY 43-9006
Raf
CCI-779
RAD001
mTOR
MEKK1
p70S6K
PI3K
PIP3
PDK1
UCN-01
PKB/Akt
Cyclin D
Caspase9
BAD
MKK3/6
MKK4/7
MEK1/2
P38α/β
JNK1/2
Erk1/2
PD 184352
U-0126
Rsk
BAD
Cell Growth (Cancer)

ViroLogic ACLARA

Multiple Potential Revenue Streams Viral Diseases Other Diseases Oncology Pharma Collaborations Patient Therapy Guidance

ViroLogic: Partner of Choice

ACLARA: Partners & Customers

Herceptin: Value of Prognostic Indicators Phase III Trial Outcome for Herceptin with and without Test Art Levinson, Genentech CEO, Laguna Nigel Meeting, October 13, 2003 With Test (actual) Without Test (calc) Patient Number 470 2200 Response Rate 50% 10% Yrs Followup 1.6 10 P Value 0.05 0.05 Result Expedited Approval Not Approvable

Personalized Medicine Benefits All Stakeholders Critically ill patients Treat with the most effective drugs sooner Physicians Assist in guiding improved patient care Pharmaceutical companies Faster/broader acceptance for targeted therapies More effective drugs with better economics Payors Pay for the most effective treatment

Reaffirming Revenue Growth 1998 1999 2000 2001 2002 2003 2004E 42 Revenue 0.1 1.1 7.5 18.273 25.3 33.4 5 Millions ($) $25.3M $18.3M $7.5M $1.1M $33.4M ('99-'03 CAGR >130%) Estimated $42M-$47M Virologic revenues, without ACLARA

Management

Bill Young	Chairman and CEO	ViroLogic, COO Genentech, Lilly
Mike Bates	VP, Clinical Research	ViroLogic, Roche, Fred Hutchinson Cancer Research Center
Tien Bui	VP, Sales & Marketing	ViroLogic, Dupont Pharmaceuticals
Mike Dunn	CBO	ACLARA, Aurora
Kathy Hibbs	General Counsel	ViroLogic, Varian
Ken Hitchner	VP, Pharma Collaborations	Virologic, Gilead, Genentech
Alfred Merriweather	CFO	ACLARA, Citadon, Symphonix
Chris Petropoulos	VP R&D and CSO, Virology	ViroLogic, Genentech, NCI
Sharat Singh	CTO, Oncology	ACLARA, Syntex/Syva
Jeannette Whitcomb	VP, Operations	ViroLogic, NCI

ViroLogic ACLARA BioSciences Inc.

Deal Terms Each share of ACLARA (ACLA) = 1.7 shares of ViroLogic (VLGC) 1.7 contingent value rights (CVR) Each CVR = $0.00-$0.50 cash/CVR in 12 months depending on VLGC share price VLGC Share Price: CVR Value: $2.40 $2.90 $0.50 $0.00 +

New Company At Epicenter Need for Personalized Medicine Better Patient Support Healthcare Cost Containment Clinical Trial Efficacy Growth of Cancer & HIV Patients Resistance Management Increase Drug Efficacy New Targeted Drugs

New Company At Epicenter Need for Personalized Medicine Better Patient Support Helathcare Cost Containment Clinical Trial Efficacy Growth of Cancer & HIV Patients Resistance Management Increase Drug Efficacy New Targeted Drugs Leader in Personalized Medicine ACLA Enabling new assay technology & financial strength VLGC Successful patient & pharma business in HIV HIV Combination Drugs Targeted Cancer Therapies